

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2023

Chris Ehrlich
Chief Executive Officer
Phoenix Biotech Acquisition Corp.
2201 Broadway, Suite 705
Oakland, CA 94612

> **Re: Phoenix Biotech Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 27, 2023**
> **File No. 001-40877**

Dear Chris Ehrlich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Letalien